Manor Investment Funds, Inc.

15 Chester Commons, Malvern, PA  19355

March 17, 2008

Ms. Christina DiAngelo

Senior Staff Accountant

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street NE

Washington, D.C. 20549-8625

Re:

Manor Investment Funds, Inc. (the “Company”)

File Number 811-09134

Dear Ms. DiAngleo:

As a follow-up to our telephone conversation, we have filed amended reports and noted the following changes for future filings.

Form NCSR filing

We have filed an amended Form NCSR for the period ending December 31, 2009 to correct the NAV pricing error on the Financial Highlights table for the Bond fund, and to add the Code of Ethics as an attachment.

We will send a letter the shareholders informing them of the change, and provide them information to obtain an updated copy.  We will also post the revised NCSR on our website and provide shareholders the link to that website address.

Form NCSR Item 4

We will update future filings to provide additional detail on Tax preparation fees.

We will add the following disclosure to Item 4.

“The registrant does not currently engage the principal accountant to perform any non-audit related services or non-tax related services.  Any such engagement may be made only after the approval of the Audit Committee of the Board of Directors”

Form NCSR Item 4 (e), (f), (g), and (h)

These items are currently 0%.  We will indicate the appropriate percentage on future filings.

Form NCSR Item 8

We will note this as “Not Applicable” on future filings.

Form NCSR Notes to Financial Statements Note 1

We will update the descriptive language in paragraph 1 to be consistent with the language used in the Prospectus in future filings.

Form NCSR Additional Information

We will add appropriate language in future filings as required in Form N-1A Item 27 (d) 4 & 5 to provide information on the availability of the Fund Proxy Voting Policies and Procedures, and the availability of the Proxy Voting Record of the Funds..

Form NCSR Certifications

We will update the signatory on the Certifications to reflect the dual title of President and Chief Financial Officer on future filings.

Form NCSR Shareholder Letter

We will change the discussion of Fund performance in the Annual Report to provide descriptive information pertaining to the full year, rather than the most recent quarter.

Prospectus

We will review for inclusion in “Acquired Fund Fees & Expenses” management fees and operating expenses on cash equivalent sweep vehicles, if they are material.

Fund Web Site

We will update reports available on the web site to include the most current information available.  We will also update links on the web site to insure that they connect to the proper web site page.

We trust that this letter has responded to all items discussed on our telephone call, but if there are any additional questions please do not hesitate to contact me directly.

With regard to your comments and our response, we acknowledge that the Fund is responsible for the adequacy and accuracy of the disclosure in our filings, and that staff comments, or changes to disclosure in response to staff comments, in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel A. Morris

President

Cc:

John Townsend

Sanville & Company

Cc:

Board of Directors

Manor Investment Funds, Inc.